Sub-Item 77H

President and Fellows of Harvard College ("Harvard") reported an ownership interest of 26.2% in the registrant as of March 21, 2002 on Schedule 13D and an ownership interest of 19.6% as of May 31, 2003 on Schedule 13G. Based solely on this information, under
Section 2(a)(9) of the Investment Company Act of 1940, as amended, there is a presumption that Harvard was a controlling person as of March 21, 2002 and that Harvard ceased to be a controlling person of the registrant as of May 31, 2003.